EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net Income	$3.5	$1.7	$16.9	$17.0
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,993	13,922	13,982	13,909
Dilutive Effect of Stock Options and Restricted Stock (000’s)	6	3	6	3
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,999	13,925	13,988	13,912
Earnings Per Share – Basic and Diluted	$0.25	$0.12	$1.21	$1.22